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                              February 9, 2024

       Ignacio Madridejos
       Chief Executive Officer
       Ferrovial SE
       Kingsfordweg 151
       1043 GR Amsterdam
       The Netherlands

                                                        Re: Ferrovial SE
                                                            Registration
Statement on Form 20-F
                                                            Filed January 5,
2024
                                                            File No. 001-41912

       Dear Ignacio Madridejos:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

       Registration Statement on Form 20-F filed January 5, 2024

       Item 5. Operating and Financial Review and Prospects
       5.A.8 Non-IFRS Measures: Operating Results
       5.A.8.1 Adjusted EBIT and Adjusted EBIT Margin, page 121

   1. We note that certain of your non-IFRS measures (e.g., Adjusted EBIT and Adjusted
                                                        EBITDA) include a
reconciling item for Share of profits of equity-accounted companies.
                                                        Please tell us, and
revise your filing to disclose, why the exclusion of these amounts results in information
that is useful to investors.
       5.A.8.5 Proportional Results, page 133

   2. We note you present proportional results to reflect the contribution of each of your subsidiaries in the
proportion of your ownership in those subsidiaries. Please revise to
 Ignacio Madridejos
Ferrovial SE
February 9, 2024
Page 2
         remove this disclosure as the presentation of information regardless of the consolidation method applied does not appear to be appropriate.
5.B.6.2 Adjusted Cash Flows, Cash Flows from Infrastructure Projects and Cash Flows
Excluding Infrastructure Projects, page 140

3. We note that management considers the disclosure of Adjusted Cash Flows to be useful because it provides a further explanation of the evolution of the changes to our
         Consolidated Net Debt during the reporting period.    Please tell us
why it is necessary to
         show changes in Consolidated Net Debt based on the cash flow figures reported in your consolidated cash flow statement. As part of your response, explain why you have shown amounts of Adjusted Cash Flows by operating, investing, and financing activities.
4. You state that the main adjustment between Adjusted Cash Flows and your consolidated cash flows as reported in accordance with IAS 7 is related to changes of your
         Consolidated Net Debt during the reporting period. Please explain how you determined that it is appropriate to show cash flow amounts that exclude changes in cash and cash equivalents during the period. For example, the adjustment for Movement in borrowing appears to exclude amounts recognized in your Consolidated Cash Flow Statements as
         Increase in borrowings, Decrease in borrowings, and Net change in borrowings from discontinued operations. In addition, explain how you determined that it is appropriate to make adjustments (e.g., other movement in borrowings (not cash)) for amounts that do not appear to relate to changes in cash and cash equivalents during the period.
5. As it relates to your reconciliations of Adjusted Cash Flows, please tell us how you concluded that it is appropriate to reclassify amounts from your Consolidated Cash Flow
         Statements for interest received and the cash impacts related to the right-of-use assets recognized under IFRS 16 and the associated liabilities.
Adjusted Cash Flows Breakdown (cash flows from infrastructure projects (Infrastructure Cash
Flows) and cash flows excluding..., page 144

6. We note that you have separated Adjusted Cash Flows into Infrastructure Cash Flows and
         Ex-Infrastructure Cash Flows. Please describe for us how you allocate amounts from your
         Consolidated Cash Flow Statements between Infrastructure project companies and Ex-
         infrastructure companies.
7. The tables presenting a reconciliation of Ex-Infrastructure Cash Flows and Infrastructure
       Cash Flows to your consolidated cash flows include an adjustment representing the
FirstName LastNameIgnacio Madridejos
       elimination of the infrastructure cash flows (or the ex-infrastructure cash flows) prepared
Comapany
       underNameFerrovial   SE
              IAS 7 and adjustments. Please clarify for us, and in your filing, the nature of these adjustments.
February  9, 2024 Page 2
FirstName LastName
 Ignacio Madridejos
FirstName  LastNameIgnacio Madridejos
Ferrovial SE
Comapany9,NameFerrovial
February    2024        SE
February
Page 3 9, 2024 Page 3
FirstName LastName
Cash flows excluding infrastructure projects (Ex-Infrastructure Cash Flows), page 145

8. We note your response to prior comment 2 which states that, for the purpose of splitting the Adjusted Cash Flows between Ex-Infrastructure Cash Flows and Infrastructure Cash
         Flows, you treat those infrastructure project companies that are consolidated in your financial statements as if they were investments in shares. As it relates to amounts presented for Ex-Infrastructure Cash Flows, please explain to us your basis for treating infrastructure companies that are globally consolidated in your financial statements as an investment in shares that are not consolidated.
9.       We refer you to your disclosure on page 146 which states    Therefore,
Adjusted Cash
         Flows include cash flows from infrastructure project companies using the same consolidation basis applied for the reporting of the consolidated cash flows prepared in
         accordance with IAS 7.    Please clarify for us how you can assert
that the columns for
         infrastructure cash flows are prepared in accordance with IAS 7.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if you
have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Pam Long at 202-551-3765 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction
cc:      M. Ryan Benedict